ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

George Baxter Tel: (617) 951 7748 Fax: (617) 235 7399 george.baxter@ropesgray.com

June 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On June 10, 2016, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and George Baxter of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 188 (“Amendment 188”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 234 (“Amendment 234”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 188/234”) relating to thirty-four series of the Trust (each, a “Fund,” and, together, the “Funds”). The Staff Reviewer and Mr. Baxter further discussed the Staff Reviewer’s comments during follow-up telephone conversations on June 23, 2016 and June 28, 2016.

Certain comments regarding Amendment 188/234 were addressed to the Staff Reviewer’s satisfaction during our conversations on June 10, 2016, June 23, 2016, and June 28, 2016. As noted below, certain additional disclosure information not filed with Amendment No. 188/234 was requested by the Staff Reviewer in advance of the Trust’s Rule 485(b) filing relating to its Registration Statement and that additional information has been provided. Responses to the remaining comments are set forth below. Please note that as discussed with the Staff Reviewer, we have provided collective responses to numerous global comments that were applicable to multiple funds.

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Prospectus

General

1.	Please provide all numerical data relating to the Funds’ fees and expenses, expense examples, portfolio turnover rates, performance, financial highlights, and supplemental performance and volatility information that was not included in Amendment 188/234.

Response: The requested supplemental performance and volatility information was provided to the Staff Reviewer via electronic mail on June 21, 2016. All other requested information was provided to the Staff Reviewer via electronic mail on June 22, 2016.

2.	For each Fund with a fee waiver or reimbursement shown in the Fund’s “Annual Fund operating expenses” table, please confirm that the contractual arrangement to waive/reimburse such fees will remain in effect for a period of at least one year from the effective date of the Trust’s Rule 485(b) filing and include corresponding disclosure in the relevant footnote to the table.

Response: The Registrant confirms that, for each Fund with a fee waiver and/or reimbursement shown in the Fund’s “Annual Fund operating expenses” table, the contractual arrangement to waive/reimburse such fees will remain in effect for a period of at least one year from the effective date of the Trust’s Rule 485(b) filing. The Registrant further confirms that it has amended its disclosure such that all footnotes describing the applicable fee waivers/reimbursements state that the contractual arrangement will continue through at least June 30, 2017.

3.	For each Fund with a fee waiver shown in the Fund’s “Annual Fund operating expenses” table, please confirm supplementally whether GMO is able to recoup fees waived pursuant to the contractual fee waiver arrangement disclosed in the footnotes to the table and, if so, please add relevant information to the footnotes regarding such recoupment.

Response: The Trust confirms that GMO does not recoup fees waived pursuant to the contractual fee waiver arrangements disclosed in the Funds’ “Annual Fund operating expenses” tables.

4.	In accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity (1) the types of derivatives in which the Funds may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient. If a Fund expects that its use of derivatives will create economic leverage, please include disclosure to that effect in the “Principal investment strategies” section of the Fund’s Fund Summary. Alternatively, please explain why the current disclosure is sufficient.

Response: The Registrant believes that disclosure in the Funds’ Prospectus and Statement of Additional Information (“SAI”) sufficiently describes the types of derivatives in which the Funds may invest, the specific purpose for using such derivatives, and the extent to which such derivatives will be used, in accordance with the ICI Letter. For example, the Registrant notes that many Funds that invest primarily in equities include the following disclosure in the “Principal investment strategies” section of their Fund Summaries:

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As an alternative to investing directly in equities, the Fund may invest in exchange-traded and over-the-counter (OTC) derivatives and exchange-traded funds (ETFs). The Fund also may invest in derivatives and ETFs in an attempt to obtain or adjust elements of its long or short investment exposure, and as a substitute for securities lending. Derivatives used may include futures, options, forward currency contracts, and swap contracts.

Additionally, the Registrant notes that many Funds that invest primarily in fixed income instruments include the following disclosure in the “Principal investment strategies” section of their Fund Summaries:

The Fund also may invest in exchange-traded and over-the-counter (OTC) derivatives, including futures contracts, currency options, currency forwards, reverse repurchase agreements, swap contracts (such as credit default swaps, swaps on securities and securities indices, total return swaps, interest rate swaps, currency swaps, cross currency basis swaps, variance swaps, commodity swaps, inflation swaps, municipal swaps, correlation swaps, and other types of swaps), interest rate options, and other types of derivatives. The Fund is not limited in its use of derivatives or in the total notional value of its derivative positions. As a result of its derivative positions, the Fund typically has gross investment exposures in excess of its net assets (i.e., the Fund typically is leveraged) and therefore is subject to heightened risk of loss. The Fund’s performance can depend substantially, if not primarily, on the performance of assets or indices underlying its derivatives even though it does not own those assets or indices. (Emphasis added)

The Registrant further notes that the disclosure regarding leverage italicized in the excerpt above is also included in the “Principal investment strategies” section for GMO SGM Major Markets Fund, GMO Alpha Only Fund, GMO Implementation Fund, and GMO Special Opportunities Fund.

Certain Funds that utilize derivatives do not include the disclosure regarding leverage italicized in the excerpt above because such Funds’ use of derivatives is not expected under normal circumstances to create a comparable degree of economic leverage. However, the Registrant notes that all Funds that utilize derivatives as part of their principal investment strategies include Leveraging Risk (which states that the use of reverse repurchase agreements and other derivatives creates leverage) alongside Derivatives Risk as principal risks because leverage is inherent in certain derivatives instruments.

5.	Please consider defining the term “emerging markets” in the “Definitions” sub-section of the section entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses.”

Response: The requested change has been made.

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6.	For the Funds with “Market Risk—Asset-Backed Securities” as a principal risk, please confirm supplementally whether the Funds are permitted to invest in collateralized loan obligations (“CLOs”) and, if so, please confirm whether there is a limit on the percentage of Fund assets that can be invested in CLOs. Additionally, please confirm supplementally (via supplemental correspondence, if preferred) whether any Fund invests or expects to invest 15% or more of its assets in CDOs, CLOs, non-agency residential mortgage-backed securities or in entities that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please also explain supplementally how the Trust’s Board of Trustees determines the liquidity of such investments.

Response: As disclosed in the “Asset-Backed and Related Securities—Other Asset-Backed Securities” and “Collateralized Debt Obligations (“CDOs”)” sub-sections of the “Descriptions and Risks of Fund Investments” section of the SAI, Funds that are permitted to invest in asset-backed securities may invest in CLOs. Although the Funds are required to comply with any applicable fundamental investment policies and applicable rules and regulations regarding diversification, there is no specific limit on the percentage of Fund assets that can be invested in CLOs. The Registrant notes that, per the Trust’s most recent annual shareholder report, only GMO Debt Opportunities Fund (which discloses in the “Principal investment strategies” section of its Fund Summary that it has invested a substantial portion of its assets in asset-backed securities, many of which are below investment grade) had significant exposure to CLOs as of February 29, 2016. In response to this comment, the Registrant has included an explicit reference to CLOs in GMO Debt Opportunities Fund’s “Principal investment strategies” disclosure.

The Registrant will confirm via supplemental correspondence whether any Fund invests or expects to invest 15% or more of its assets in CDOs, CLOs, non-agency residential mortgage-backed securities or in entities that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act and, if so, will explain how the Trust’s Board of Trustees determines the liquidity of such investments.

7.	The Staff notes that, in the “Management of the Fund” sections of the Fund Summaries, some portfolio managers are described as having managed the Fund “since inception.” Please revise this disclosure to include the year of inception, per Item 5(b) of Form N-1A.

Response: The requested change has been made.

8.	For each Fund that uses the terms “international” or “global” in its name, please include disclosure relating to the Fund’s investment exposure to issuers in a number of countries throughout the world. Please consider each applicable Fund’s current disclosure and policies in light of the Investment Company Institute’s June 4, 2012 memorandum of understanding (the “ICI Names Rule Memo”) setting forth the Staff’s view (as communicated to the ICI) that one way a fund with the terms “international” or “global” in its name could comply with Section 35(d) of the 1940 Act and Rule 35d-1 thereunder would be to have a policy to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States.

Response: The Registrant confirms that it has considered each applicable Fund’s current disclosure and policies in light of the ICI Names Rule Memo. The Registrant notes that disclosure in the section of the Prospectus entitled “Name Policies” currently states that Funds with the terms “international” or “global” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”). In addition,

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the Registrant notes that all Funds with such terms in their names benchmark their performance against world or multi-region indices (e.g., MSCI All Country World Index, MSCI Europe, Australasia and Far East, J.P. Morgan Global Government Bond Index, and MSCI World Index).

While the Registrant notes that ICI Names Rule Memo states that the 40 percent/3 countries test is not compulsory, the Registrant confirms that, as disclosed in the Trust’s most recent shareholder reports for the fiscal year ended February 29, 2016, all Funds with the terms “international” or “global” in their names invested in at least three different countries and invested at least 40% of their assets outside of the United States as of the most recent fiscal year end.

Principal Investment Strategies

9.	Please consider either revising all internal cross-references to the “Name Policies” section of the Prospectus to clarify that the section is part of the Prospectus or removing the cross references from the Fund Summaries section of the Prospectus.

Response: The Registrant believes the existing cross-references are sufficiently clear to investors. The Registrant notes that “Name Policies” is listed in the Table of Contents at the front of the Prospectus, indicating the specific page number of the Prospectus where the “Name Policies” section can be found. In addition, the Registrant notes that it does not currently distribute summary prospectuses of any Funds; therefore, all shareholders receive the full statutory Prospectus, which includes the “Name Policies” section.

10.	For Funds with “Credit Risk” disclosure that refers to “junk bonds” in their “Principal risks of investing in the Fund” section, please revise disclosure in each Fund’s “Principal investment strategies” section to indicate that the Funds may invest in below investment grade securities, commonly referred to as “junk bonds.”

Response: The requested change has been made for Funds retaining references to “junk bonds” in their Credit Risk disclosure under “Principal risks of investing in the Fund.” The Registrant notes that, in response to this comment, it has removed the reference to “junk bonds” from Credit Risk disclosure for certain Funds that invest primarily in equities and do not have material exposure to “junk bonds.”

Principal Risks

11.	The Staff notes that some Funds include Commodities Risk, Leveraging Risk, Small Company Risk, and/or Merger Arbitrage Risk in the “Principal risks of investing in the Fund” section of their Fund Summaries. Please revise disclosure in each applicable Fund’s “Principal investment strategies” section as necessary to include references to the investments or strategies giving rise to such risks.

Response: With respect to Commodities Risk, the Registrant confirms that for each Fund that includes this risk in its “Principal risks of investing in the Fund” section, there is relevant disclosure relating to commodities exposure in the Fund’s “Principal investment strategies” section.

With respect to Small Company Risk, the Registrant confirms that, where not already included, it has revised the “Principal investment strategies” section for each Fund that includes this risk in its “Principal risks of investing in the Fund” section to include a statement that the Fund may invest in issuers of any market capitalization.

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With respect to Leveraging Risk, as described in our response to Comment 4 above, the Registrant notes that Funds with Leveraging Risk that are not limited in the use of derivatives explicitly state in their “Principal investment strategies” section that such Funds typically are leveraged. The Registrant notes that Leveraging Risk generally is intended to flag for shareholders that the use of reverse repurchase agreements and other derivatives may create leverage and further notes that each Fund with Leveraging Risk refers to derivatives and, if applicable, reverse repurchase agreements in its principal investment strategies disclosure and includes Derivatives Risk in its principal risks.

With respect to Merger Arbitrage Risk, the Registrant notes that the “Asset Allocation Funds” (which are defined for these purposes as Funds that gain their investment exposures primarily by investing in shares of other Funds) that include this risk as a principal risk include “Principal investment strategies” disclosure indicating that they may invest in GMO Implementation Fund, which has extensive disclosure regarding merger arbitrage transactions in its “Principal investment strategies” section. In response to this comment, the Registrant has (i) removed Merger Arbitrage Risk as a principal risk for each of GMO Quality Fund and GMO Asset Allocation Bond Fund in the Registrant’s 485(b) filing; and (ii) revised the “Principal investment strategies” disclosure for the other GMO Funds that include Merger Arbitrage Risk as a principal risk to state that such Funds may invest in merger arbitrage transactions. In addition, in the 485(b) filing, the Registrant has defined “merger arbitrage transactions” in the section entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Definitions.”

12.	The Staff notes that many Funds’ “Principal investment strategies” disclosure indicates that such Funds may invest in exchange-traded funds (“ETFs”), convertible securities, and/or real-estate investment trusts (“REITs”). Please consider including, for those Funds, a standalone principal risk for each of these types of investments. Please also disclose that a Fund will bear the fees and expenses of an ETF in which it invests.

Response: The Registrant notes that convertible securities and REITs are included in the definition of “equities,” as disclosed in many Funds’ “Principal investment strategies” sections and in the section of the Prospectus entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Definitions,” and are described in detail in the SAI. Because convertible securities and REITs are considered “equities,” the Registrant submits that the risks of such investments are included in the “Market Risk—Equities” principal risk that is included for each such Fund.

The Registrant notes that ETFs are included in the definition of “underlying funds” in the section entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Definitions.” The Registrant has revised Item 4 disclosure, as applicable, for “Fund of Funds Risk” to include an explicit reference to “underlying funds” in order to clarify that Fund of Funds Risk includes the risks associated with a Fund’s investments in ETFs (among other investment companies). The Registrant also notes that the risks of investments in ETFs are addressed in the Item 9 disclosure for Fund of Funds Risk as follows:

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Investments in ETFs involve the risk that an ETF’s performance may not track the performance of the index the ETF is designed to track. In addition, ETFs often use derivatives to track the performance of the relevant index, and, therefore, investments in those ETFs are subject to the same derivatives risks discussed in “Derivatives and Short Sales Risk.”

With respect to the fees and expenses associated with investments in ETFs, the Registrant notes the following Item 9 disclosure for Fund of Funds Risk:

Because a Fund bears the fees and expenses of an underlying fund and the expenses of a wholly-owned subsidiary in which it invests, absent reimbursement, the Fund will incur additional expenses when investing in an underlying fund or wholly owned subsidiary. In addition, total Fund expenses will increase if a Fund makes a new or further investment in underlying funds with higher fees or expenses than the average fees and expenses of the underlying funds then in the Fund’s portfolio.

13.	Please consider adding “Large/Mid-Cap Company Risk” for GMO International Large/Mid Cap Equity Fund and other Funds that invest in large- and mid-cap companies.

Response: The Registrant believes that its existing principal risk disclosure adequately describes the risks associated with investments in securities of companies of any market capitalization, including large- and mid-cap companies. The Registrant notes that it has included specific “Small Company Risk” disclosure for Funds with a focus on smaller-cap companies without doing the same for Funds with a focus on larger-cap companies in light of the additional risks associated with investments in smaller-cap companies.

14.	The Staff notes that each Fund that is non-diversified under the 1940 Act includes the following disclosure in the lead-in paragraph to the “Principal risks of investing in the Fund” section of its Fund Summary: “The Fund is a non-diversified investment company under the Investment Company Act of 1940, as amended, and therefore a decline in the market price of a particular security held by the Fund may affect the Fund’s performance more than if the Fund were a diversified investment company.” Please consider adding “Non-Diversified Fund Risk” as a listed standalone principal risk for each Fund that is non-diversified under the 1940 Act to further highlight this issue for investors.

Response: The Registrant respectfully submits that the referenced disclosure is sufficient and complies with Form N-1A. The placement of the discussion of this risk in the lead-in paragraph delineates this risk from the other principal risks, which are generally based on the Fund’s investments as opposed to the way the Fund is classified under the 1940 Act. The Registrant notes further that a chart listing all of the principal risks of each Fund is included at the beginning of the section entitled “Description of Principal Risks” and that “Non-Diversified Funds” risk is included as a standalone risk in that chart for the applicable Funds. Additionally, the risks associated with the investment activities of non-diversified Funds are described in detail elsewhere in the section entitled “Description of Principal Risks—Non-Diversified Funds Risk.”

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15.	Please confirm supplementally that any changes to Item 4 “Principal investment strategies” or “Principal risks of investing in the Fund” disclosure are also made in corresponding sections of the Trust’s Item 9 disclosure, consistent with Item 9(c) of Form N-1A.

Response: The Registrant confirms that all changes to Item 4 “Principal investment strategies” or “Principal risks of investing in the Fund” disclosure have also been made in corresponding sections of the Trust’s Item 9 disclosure, consistent with Item 9(c) of Form N-1A.

GMO SGM Major Markets Fund

16.	Please confirm supplementally that the name of the investment team (i.e., “Systematic Global Macro Team”) listed as primarily responsible for portfolio management of the Fund in the “Management of the Fund” section of the Fund Summary is correct.

Response: The Registrant confirms that “Systematic Global Macro Team” is the correct name for the investment team primarily responsible for portfolio management of the Fund.

GMO Benchmark-Free Allocation Fund and GMO SGM Major Markets Fund

17.	Please remove the cross reference to the “Supplemental Performance and Volatility Information” section from the end of the introductory paragraph of the “Performance” section of each Fund Summary, as this cross reference is not permitted by General Instruction 3(b) of Form N-1A. If you choose to retain the cross reference in the Prospectus, please move the cross reference to a different section of the Prospectus that does not contain information given in response to Items 2 through 8 of Form N-1A.

Response: The requested change has been made. The cross reference has been moved to the section titled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses,” in which information given in response to Item 9 of Form N-1A is included.

GMO U.S. Treasury Fund

18.	Please bold the following sentence in the Fund’s “Principal investment strategies” section: “The Fund is not a money market fund and is not subject to the duration, quality, diversification and other requirements applicable to money market funds.” (Emphasis in original)

Response: The requested change has been made.

GMO Tax-Managed International Equities Fund

19.	Please consider revising disclosure in the Fund’s “Principal investment strategies” section to explain the meaning of the phrase “tax-managed” as used in the Fund’s name.

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Response: The Registrant believes that the Fund’s “tax-managed” nature is conveyed by disclosure in the fourth paragraph in the Fund’s “Principal investment strategies” section, which states: “GMO may consider the tax effects of a proposed trade in conjunction with the return forecast of the identified equities, and their potential contribution to the overall portfolio. GMO also may consider the Fund’s realized and unrealized gains and losses, and current market conditions, because these factors also influence the decision to buy or sell securities.”

Statement of Additional Information

20.	Please consider revising the name of the section currently entitled “Other Matters” to more clearly indicate that this section includes a description of pending litigation.

Response: The requested change has been made.

*        *        *         *        *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ George Baxter

George Baxter

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP
Sarah Clinton, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP